UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                            HYDRON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                 449020-10-6000
                                 --------------
                                 (CUSIP Number)


Ronald J. Saul and                       William A. Fagot
Antonette G. Saul                        Hydron Technologies, Inc.
3999 Benden Circle                       2201 West Sample Road, Bldg 9, Suite 7B
Murrysville, PA 15669                    Pompano Beach, FL 33073
(724) 327-4036                           (954) 861-6400
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 6, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(b) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 449020-10-6000
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Ronald J. Saul and
         Antonette G. Saul
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
                                                                     (b)   [ ]
         -----------------------------------------------------------------------
         Joint filing pursuant to Rule 13d-1(k)(1)    Ronald J.    Antonette G.
                                                        Saul           Saul
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                PF             PF

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                              [ ]            [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER           60,000          8,500
       NUMBER OF            (see items 3 and 5)
        SHARES       -----------------------------------------------------------
     BENEFICIALLY
       OWNED BY        8    SHARED VOTING POWER        555,000        555,000
         EACH        -----------------------------------------------------------
       REPORTING
        PERSON         9    SOLE DISPOSITIVE POWER      60,000          8,500
         WITH               (see items 3 and 5)
                     -----------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER    555,000        555,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (see items 3 and 5)                           615,000        563,500
------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                         [ ]            [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (see items 3 and 5)                             8.4%           7.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                                         IN             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

The Security and Issuer to which this Schedule 13D (as defined below) relates is the common stock, par value $.01 per share (the "Common Stock") of Hydron Technologies, Inc., a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2201 West Sample Road, Building 9, Suite 7B, Pompano Beach, Florida 33073. This Schedule 13D relates to the event date of August 6, 2003 and the event date of December 11, 2002 which was previously reported on Schedule 13G.

Item 3.  Source and Amount of Funds and Other Consideration

Pursuant to a Subscription Agreement dated December 10, 2002 (the "Subscription Agreement") with the Issuer, the Reporting Persons subscribed for and purchased 125,000 units ("Units"), each Unit comprised of one share of Common Stock and one option to purchase one share of Common Stock, exercisable for three years from the date of issue, at a purchase price of $.20 per share ("Option"). The purchase price for each Unit was $.20 totaling an aggregate price of $25,000.00. The Reporting Persons purchased the Units for cash using personal funds. See
Item 6 for additional information regarding the Subscription Agreement.

On August 6, 2003 the Reporting Persons provided $100,000 of personal funds as an interim loan (Bridge Loan) for Company operations until the Company can arrange for financing the development of its tissue oxygenation technology. The non-interest bearing Bridge Loan is an unsecured debt obligation convertible into shares of common stock of the Company at any time at the election of the holder on or after the maturity date of the Bridge Loan together with a right to purchase 125,000 shares of Common Stock (Warrants). The loans mature when financing is obtained or in six months which ever occurs first.

Item 4.  Purpose of the Transaction

The Reporting Persons acquired the Units and the included shares of Common Stock and Options pursuant to the Subscription Agreement for purposes of investment.

The Reporting Persons acquired the Warrants for purposes of investment. The Bridge Loan was made for the purpose of investment and any shares of the Common Stock acquired upon conversion of the Bridge Loan will be acquired for investment.

The Reporting Persons may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of options, warrants, or other derivative securities. The Reporting Persons may also sell shares of Common Stock based on market conditions and other conditions, which the Reporting Persons may deem relevant.

Item 5.  Interest in Securities of the Issuer

Following completion of the Subscription Agreement, Ronald J. Saul owned 365,000 shares and Antonette G. Saul owned 313,500 shares of the 7,050,136 outstanding shares of common stock of the Issuer, (approximately 5.2% and 4.4%, respectively of the total outstanding shares) and had the right to acquire an additional 125,000 shares jointly subject to the option included in the Units, bringing Ronald J. Saul's and Antonette G. Saul's beneficial ownership of shares to 490,000 shares and 438,500 shares, respectively (approximately 6.8% and 6.1%, respectively).

Following completion of the Bridge Loan, Ronald J. Saul owned 365,000 shares and Antonette G. Saul owned 313,500 shares of the 7,050,136 outstanding shares of common stock of the Issuer, (approximately 5.2% and 4.4% of the total outstanding shares) and had the right to jointly acquire an additional 250,000 shares, including 125,000 shares subject to the right to acquire shares under the Warrants, but not including any shares that might be acquired upon conversion of the Bridge Loan, bringing the Ronald J. Saul's and Antonette G. Saul's beneficial ownership of shares to 615,000 shares and 563,500 shares, respectively (approximately 8.4% and 7.7%, respectively ).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons, one of whom, Ronald J. Saul is a Director of the Issuer, entered into the Subscription Agreement with the Issuer on December 10, 2002 and pursuant to the Subscription Agreement acquired 125,000 Units for an aggregate purchase price of $25,000 as part of a private placement of the Units to a limited number of accredited investors in a transaction exemption exempt from registration under the Securities Act of 1933, as amended. A copy of the

Subscription Agreement is filed as Exhibit A hereto and in incorporated herein and made a part hereof. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the copy of the Subscription Agreement attached.

The Reporting Persons provided $100,000 of interim loans (Bridge Loan) for Company operations until the Company can arrange for financing the development of its tissue oxygenation technology. The non-interest bearing Bridge Loan is an unsecured debt obligation convertible into shares of common stock of the Company together with a right to purchase 125,000 shares of Common Stock (Warrants). The loans mature when financing is obtained or in six months which ever occurs first. The exercise price of the Warrants shall be the lower of the offering price of the financing or $0.67.

If the loans are not repaid when mature, the loans will automatically convert to "on demand" obligations at a Prime interest rate. The holder may covert the loans into shares of Common Stock at a conversion price of $0.64 at any time after the maturity date. A copy of the Bridge Loan Term Sheet is filed as Exhibit A hereto and incorporated herein and made a part hereof. The foregoing description of the Bridge Loan is qualified in its entirety by reference to the Bridge Loan Term Sheet attached hereto and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Description of Exhibit                                               Exhibit No.
----------------------                                               -----------

Subscription Agreement dated November 27, 2002
Between Hydron Technologies, Inc. and Ronald J. Saul and
Antonette G. Saul                                                         A

Bridge Loan Term Sheet incorporated in the minutes
of the Board of Directors Meeting, dated August 4, 2003                   B

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2003

/s/ RONALD J. SAUL
----------------------
Ronald J. Saul


/s/ ANTONETTE G. SAUL
----------------------
Antonette G. Saul

                                  EXHIBIT INDEX


Description of Exhibit                                    Exhibit No.   Page No.
----------------------                                    -----------   --------

Subscription Agreement dated November 27, 2002
Between Hydron Technologies, Inc. and Richard Banakus.         A            7

Bridge Loan Term Sheet incorporated in the minutes
of the Board of Directors Meeting, dated August 4, 2003        B           13

November 16, 2002

Hydron Technologies, Inc.
2201 West Sample Road
Building 9, Suite 7B
Pompano Beach FL 33073
Attn: Mr. William A. Fagot
Chief Financial Officer

Re: Subscription Agreement and Investment Letter
    --------------------------------------------

Gentlemen:

         The undersigned (the "Subscriber") hereby subscribes to purchase the number of Units (each a "Unit" and collectively, the "Units") set forth on the signature page of this Subscription Agreement comprised of (i) one (1) Share (each a "Share" and collectively the "Shares") of Common Stock, $.01 par value per share, of Hydron Technologies, Inc. (the "Company") and (ii) an Option to purchase one (1) share of Common Stock (each an "Option" and collectively, the "Options") at any time or from time to time exercisable in whole or in part for a three (3) year period ending on the third anniversary of the date of this letter agreement at an exercise price of $0.20 per share, at the purchase price of $0.20 per Unit as follows:

         1. The aggregate purchase price for the Units subscribed as set forth on the signature page is hereby tendered herewith; by delivery of a check payable to Hydron Technologies, Inc. or by confirmation of a wire transfer to the Company of immediately available funds through the United States Federal Reserve System.

         2. PRIVATE PLACEMENT. THE OFFER AND SALE OF THE UNITS, COMPRISED OF THE SHARES, THE OPTIONS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE OPTIONS (THE "SECURITIES"), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES OR "BLUE SKY" LAWS (COLLECTIVELY "SECURITIES LAWS"), AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFER AND SALE OF THE SECURITIES OR THE ACCURACY OR ADEQUACY OF ANY INFORMATION PROVIDED TO THE SUBSCRIBER. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         THE SUBSCRIBER RECOGNIZES AND ACKNOWLEDGES THAT THE RELIANCE BY THE COMPANY AND ITS OFFICERS AND DIRECTORS UPON SUCH EXEMPTIONS FROM REGISTRATION ARE, IN PART, BASED UPON THE ACCURACY OF THE REPRESENTATIONS AND AGREEMENTS OF THE SUBSCRIBER SET FORTH IN THIS SUBSCRIPTION AGREEMENT.

         3. Representations and Warranties of the Undersigned. The undersigned acknowledges, represents and warrants to, and agrees with, the Company as follows:

                    a. The undersigned has adequate means of providing for current needs and possible contingencies, and anticipates no need now or in the foreseeable future to sell the Securities;

                    b. The undersigned has such knowledge and experience in financial and business matters that makes the undersigned capable of evaluating the merits and risks of investment in the Company and of making an informed investment decision;

                    c. The undersigned is aware that no federal or state agency has passed upon the Units or any of the Securities or made any finding or determination concerning the fairness of this investment;

                    d. The undersigned has had an opportunity to ask questions of and receive answers from representatives of the Company, concerning the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the undersigned. Such representatives have not, however, rendered any investment advice to the undersigned with respect to the suitability of an investment in the Units;

                    e. The Units for which the undersigned hereby subscribes, the Shares, the Options, and the Shares of Common Stock for which such Options may be exercised will be acquired for the undersigned's own account, for investment only and not with a view toward resale or distribution in a manner which would require registration under the Securities Act of 1933, as amended;

                    f. The undersigned has been made aware by the Company that investment in the Units involves a high degree of risk and the possible loss of the total amount invested;

                    g. The undersigned acknowledges that neither the Company nor any representative of the Company has made any representations or warranties in respect of the Company's business or profitability;

                    h. The undersigned, if a corporation, partnership, trust or other form of business entity is authorized and otherwise duly qualified to purchase and hold the subscribed for Units. Such entity has its principal place of business as set forth on the signature page hereof and if such entity has been formed for the specific purpose of acquiring the Units subscribed to hereunder, it hereby agrees to supply any additional written information that may be required by the Company;

                    i. All of the information that the undersigned has furnished in this Subscription Agreement and in the reports of the Company filed with the Securities and exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, including without limitation, the Company's annual report on Form

                         10-K for the year ended December 31, 2001 and its quarterly report on Form 10Q for the period ended September 30, 2002 (the "SEC Reports"), including without limitation, those with respect to the undersigned's financial position and business status is correct and complete as of the date of this Subscription Agreement. In the event that there is a material change in such information prior to the time Units are sold to the Subscriber pursuant to this Subscription Agreement, the undersigned will immediately furnish the revised or corrected information to the Company;

                    j. The Subscriber understands that the Company has no obligation to register the Securities, except as expressly hereinafter set forth, and the Company may not be able to effect such registration;

                    k. The Subscriber acknowledges that he has had the opportunity to ask questions of, and receive answers from, the Company concerning the business and financial condition of the Company; and the opportunity to review the Company's Annual Report on Form 10-K for Fiscal Year ended December 31, 2001 together with all other reports filed by the Company pursuant to Section 13 of the Securities Exchange Act of 1934 subsequent to the filing of such Form 10-K through the date of the execution and delivery of this agreement;

                    l. No warranties or representations have been made to the Subscriber by any officer, director, employee or agent of the Company, except as expressly set forth herein;

                    m. The Subscriber has evaluated the risks of purchasing the Units; determined that the purchase of the Shares is a suitable investment; has adequate financial resources for an investment of such character; the Subscriber alone or with its representative, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the purchase of the Units; and

                    n. The warranties and representations made herein by the Subscriber are accurate, true and correct, and may be relied upon by the Company in connection with the issuance of the Units hereunder to the Subscriber.

         4. Registration Rights. The Company hereby grants to the Subscriber the following registration rights:

                    a. The Company hereby grants to the Subscriber the right, exercisable at any time and from time to time during the term of this Agreement, if it proposes to file a registration statement with respect to any class of security under the Securities Act of 1933, as amended (the "Act"), to include in such registration statements, any or all of the Shares or the Shares of Common Stock issuable upon exercise of the options (the "Registrable Securities");

                    b. The Company shall bear any and all expenses of the registrations referred to above, including, but not limited to, legal, accounting and printing fees; providing, however, that the Company shall not be obligated to pay any fees and disbursements of counsel for holder of Registrable Securities, any underwriters' discount or commission in respect of such Registrable Securities, payment of which shall, in each case, be the sole responsibility of the Subscriber; and

                    c. The registration rights granted hereby are not applicable to a registration statement filed by the Company under the Act on Form S-4 or S-8 or any successor forms.

         5. Limitation on Transfer of Shares. THERE ARE SUBSTANTIAL RESTRICTIONS ON THE TRANSFERABILITY OF THE SHARES OF COMMON STOCK AND THE SUBSCRIBER MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. The undersigned acknowledges that the shares of Units to be acquired pursuant to this Subscription Agreement and the shares of Common Stock to be issued upon conversion of such shares may not be sold unless such sale is exempt from registration under the Securities Act. The undersigned further agrees to be responsible for compliance with all conditions on transfer imposed by any applicable State Blue Sky or securities law. Each stock certificate representing shares of Units or shares of Common Stock to be received upon conversion shall bear a legend in the form of Annex A hereto stating that such shares are subject to restrictions on transfer pursuant to applicable federal and state securities law.

         6. Indemnification. The undersigned understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and hereby agrees to indemnify and hold harmless the Company, its officers, directors, attorneys and agents, from and against any and all loss, damage or liability due to or arising out of a breach of any such representations or warranties;

         7.   Miscellaneous.

                    a. This Agreement constitutes the entire agreement and understanding of the parties hereto and no amendment, modification of waiver of any provision herein shall be effective unless in writing, executed by the party charged therewith.

                    b. This Agreement shall be construed, interpreted and enforced in accordance with and shall be governed by the laws of the State of New York without regard to the principles of conflicts of laws.

                    c. No party has incurred, nor will incur any liability for brokerage fees or commissions in connection with the transactions contemplated hereby, and all parties warrant that no third party was instrumental in consummating this transaction so as to earn any such fee.

                    d. Any notice or other communication under the provisions of this Agreement shall be in writing, and shall be given by postage prepaid, registered or certified mail, return receipt requested, by hand delivery with an acknowledgement copy requested, or by the Express Mail service offered by the United States Post Office, directed to the addresses set forth herein, or to any new address of which any party hereto shall have informed the others by the giving of notice in the manner provided herein. Such notice or communications shall be effective, if sent by mail, three (3) days after it is mailed within the continental United States; if sent by Express Mail Service, one (1) day after it is mailed; or by hand delivery, upon receipt.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the following number of Units:

Number of Units subscribed for:                           125,000

Total purchase price (number of shares x $0.20):          $25,000.00

/s/ RONALD J. SAUL             /s/ ANTONETTE G. SAUL
-------------------------      -------------------------
(Signature of Subscriber)      (Signature of Subscriber)

Ronald J. Saul                 Antonette G. Saul
-------------------------      -------------------------
(Please print name, if signing for corporation or other entity, please also print title of signature and name of entity)

###-##-####
-----------
(Social Security or Tax Identification Number, if applicable)

Execution Date: November 16, 2002
                -----------------

Mailing address of Subscriber (please print):

3999 Benden Circle
------------------

Murrysville  PA      15668
----------------------------
(City)     (State) (Zip Code)

724-327-4036
------------------
(Telephone Number)

Accepted: If less than the entire subscription is accepted:

Number of Units accepted:                                 __________________

Total purchase price (number of Units x $0.20)            $_________________

HYDRON TECHNOLOGIES, INC.

/s/ WILLIAM A. FAGOT
------------------------------

Name:  William A. Fagot
Title: Chief Financial Officer

                                     ANNEX A


                            RESTRICTIVE STOCK LEGEND


         The number of units (each a "Unit" and collectively, the "Units") set forth on the signature page of this Subscription Agreement comprised of (i) one
(1) Shares of the Common Stock, $0.01 par value per share ("Common Stock") of Hydron Technologies, Inc., a Florida corporation (the "Corporation"), and (ii) an option to purchase one (1) share of Common Stock (each and "Option" and collectively, the "Options") at any time or from time to time exercisable in whole or in part for a three (3) year period ending on the third anniversary of the date of this letter agreement at an exercise price of $0.20 per share, are subject to certain restrictions on transfer under federal and applicable state securities law. Certificates evidencing Shares and shares of Common Stock to be issued upon exercise of the Options shall both bear the following restrictive legends with respect to such restrictions:

                  "These securities have not been registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities laws. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration in effect with respect to the securities under the Act and registration or qualification under applicable state securities laws or, if reasonably requested by the Corporation, an opinion of counsel satisfactory to the Corporation that such registration or qualification is not required."

                            HYDRON TECHNOLOGIES, INC.

                             BRIDGE LOAN TERM SHEET

Description of Securities:              The bridge loan (the "Loan") is an
                                        unsecured debt obligation of Hydron
                                        Technologies, Inc. (the "Company")
                                        convertible ("Conversion") into shares
                                        of common stock of the Company (the
                                        "Common Stock") on the terms described
                                        under "Conversion of Loan," together
                                        with a right to purchase 125,0000 shares of Common Stock (a "Warrant") for each
                                        $100,000 principal amount of the Loan.

Terms of the Loan:

         Interest:                      No interest will be payable prior to
         --------                       maturity of the Loan.

         Maturity Date:                 The Loan will mature on the earlier of
         -------------                  (x) the closing of an equity financing
                                        having gross proceeds of not less than
                                        $500,000 (the "Equity Financing") or (y) six (6) months after funding; provided, however, that the Loan will automatically convert into a demand obligation of the Company if not paid or converted into shares of Common Stock on the Maturity Date. The Company may prepay the Loan at anytime prior to the Maturity Date without penalty.

         Conditional Extension:         Holders of the Loan will agree not to
         ---------------------          require repayment of the Loan, provided
                                        that the Chief Financial Officer of the
                                        Company has certified in writing that
                                        payment of the Loan would have a
                                        material adverse affect on the business
                                        or financial condition of the Company.

                                        Holders of the Loan will be entitled to
                                        require updated certifications from the
                                        Chief Financial Officer of the Company
                                        each month the Loan remains outstanding.

         Payment in Kind Interest:      During the period following the Maturity
         ------------------------       Date until payment or Conversion, the
                                        Loan shall accrue interest at the Prime
                                        Rate in effect at the maturity date
                                        payable in shares of Common Stock valued at the Average Market Price (as defined below). Shares issued in payment of interest shall be issued each month on the first business day of the month commencing with the month following the Maturity Date. The Company will only issue whole shares and will round to the nearest whole share (e.g., .50 or less, down; .51 or more, up). For purposes of this Term Sheet, the term "Average
                                        Market Price" means the closing sale
                                        price for a share of Common Stock
                                        measured over the last ten trading days
                                        of the preceding month.

         Conversion of the Loan:        The holders may convert the Loan into
         ----------------------         shares of Common Stock at any time on or
                                        after the Maturity Date at a conversion
                                        price equal to the average of the last
                                        sale price for a share of Common Stock
                                        calculated over the five (5) trading
                                        days immediately following the funding
                                        of the Loan.

         Meeting of Board if No New     The Company shall use its best efforts
         --------------------------     to secure new debt or equity financing
         Financing:                     to pay the Loan. However, if the Company
         ---------                      is unable to repay the Loan within 90
                                        days after the Maturity Date, the
                                        Company shall call a meeting of the
                                        Board of Directors for the purpose of
                                        considering the reorganization or
                                        dissolution of the Company.

                                        If a majority of the members of the
                                        Board of Directors, excluding members
                                        holding the Loan or who are affiliated
                                        with a holder of the Loan, vote in favor of the reorganization or dissolution of the Company, the Loan shall automatically convert into shares of Common Stock at a price equal to the lower of (x) $.10 per share or (y) the public bid price for a share of Common Stock on the fifth day after the public announcement of the decision of the Board to reorganize or dissolve.

                                        If the Board, acting pursuant to a
                                        quorum, has not voted upon the
                                        reorganization or dissolution of the

                                        Company by or before 120 days after the
                                        Maturity Date, the Loan, if still
                                        outstanding, shall automatically convert into shares of Common Stock at $.10 per share.

Warrants:

         Number of Shares Subject to    Each Warrant shall be exercisable for
         ---------------------------    125,000 shares of Common Stock with one
         Warrants:                      Warrant to be issued for each $100,000
         --------                       in principal amount of the Loan.

         Term:                          The Warrants shall be exercisable in
         ----                           whole or in part at any time for five
                                        years from the date of the funding of
                                        the Loan.

         Exercise Price:                The exercise price of the Warrants shall
         --------------                 be equal to the lower of (x) the price
                                        per share of a share of Common Stock in
                                        an Equity Financing or (y) the average
                                        of the high and low sale price for a
                                        share of Common Stock on each of the ten trading days preceding the funding of the Loan.